Contact

www.linkedin.com/in/danielle-lay-356a251a (LinkedIn)

Top Skills

Public Speaking

Microsoft Excel

Research

Danielle Lay

Partner at NEA (consumer social, ecomm infrastructure)
New York, New York, United States

Experience

New Enterprise Associates (NEA)
Partner
2017 - Present (7 years)

Lead Investments:

Fizz - campus social platform

Patreon - creator community platform

Burrow - omnichannel furniture

Goody - the best way to gift

Prime - stealth

Northwestern University
NUSeeds Investment Committee
April 2019 - January 2022 (2 years 10 months)

Goldman Sachs
Investment Banking
2016 - 2017 (1 year)
New York

FIG; fintech coverage

DesignWorks
Founder & CEO
2013 - 2016 (3 years)

Graphic design and web development agency

The Economist
Analyst
2013 - 2013 (less than a year)
Hong Kong

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Education

Northwestern University
Undergraduate, Economics major; Chinese minor; Business minor